Exhibit 99.1

Pharma Industry Veteran Dr. George Milne Joins Aurinia’s Board of Directors

VICTORIA, British Columbia--(BUSINESS WIRE)--May 9, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced the appointment of George M. Milne, Jr., Ph.D. to its board of directors. Prior to his retirement, Dr. Milne served as Executive Vice President of Global Research and Development and President of Worldwide Strategic and Operations Management at Pfizer. Dr. Milne serves on multiple corporate boards including Charles River Laboratories where he is the lead director and Amylyx Pharmaceuticals and is Venture Partner at Radius Ventures.

“George has made significant contributions to the pharmaceutical sector during his successful career. His experience in the board room will prove extremely valuable as we approach the next crucial stage of development as a company working to advance voclosporin to market while exploring potential additional indications for the compound,” said Richard M. Glickman, Chief Executive Officer of Aurinia.

Dr. Milne has over 30 years of experience in pharmaceutical research and product development. He joined Pfizer in 1970 and held a variety of positions conducting both chemistry and pharmacology research. Dr. Milne became director of the department of immunology and infectious diseases at Pfizer in 1981, was its executive director from 1984 to 1985, and was vice president of research and development from 1985 to 1988. He was appointed senior vice president in 1988. In 1993 he was appointed President of Pfizer Central Research and a senior vice president of Pfizer with global responsibility for human and veterinary medicine R&D. Dr. Milne has served on multiple corporate boards including Mettler-Toledo, Inc., MedImmune, Athersys, Biostorage Technologies, Aspreva, and Conor Medsystems. Dr. Milne received his B.Sc. in Chemistry from Yale University and his Ph.D. in Organic Chemistry from MIT.

"Aurinia has demonstrated its leadership in advancing a viable treatment option for patients suffering from lupus nephritis,” added George Milne. “I look forward to working alongside this exceptional team and sharing my expertise as we pursue a successful future for the company.”

Additionally, the company announced that Dr. Greg Ayers has resigned from Aurinia’s board of directors, effective immediately. “On behalf of the board of directors, I thank Greg for his service and contributions and wish him well in future endeavors," added Dr. Glickman.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical trial data in over 2,200 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule which results in a more predictable pharmacokinetic and pharmacodynamic relationship with potential for flat dosing. In addition, Voclosporin is more potent than and has an improved metabolic profile versus cyclosporine. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)

LN, an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”), represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder that affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has a strong surrogate marker, proteinuria, which correlates with meaningful longer term clinical outcome. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. Aurinia is currently developing voclosporin, an investigational drug, for the treatment of LN. Aurinia is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

Forward Looking Statements

This press release contains forward-looking statements, including statements related to Aurinia’s plans to advance voclosporin to market and explore additional indications for the compound, Dr. Milne’s expected impact on Aurinia’s progress, the belief that voclosporin is a potentially best-in-class CNI and a viable treatment option for patients suffering from LN with potential to improve near- and long-term outcomes in LN, and the belief that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of its clinical studies may change based on further analyses, the risk that Aurinia will not successfully complete its clinical programs and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2016 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investors & Media:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com